EXHIBIT 99.1

Mogo Congratulates WonderFi and KAOS Capital on Cooperation Agreement and Expresses Support

for Shareholder-Friendly Decision to Nominate Three New Directors

Vancouver, British Columbia, May 1, 2024 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), today expressed its support for the full slate of nine directors to stand for election at the 2024 annual meeting of WonderFi Technologies Inc. (TSX:WNDR) (OTCQB: WONDF) (“WonderFi”), including the three new nominees. The Company also expressed its support for the cooperation agreement between WonderFi and KAOS Capital Ltd. (“KAOS”) (the “Agreement”).

“I would like to express our support for the nine directors standing for election at WonderFi’s upcoming AGM and welcome the new director nominees to the to-be reconstituted board,” said David Feller, Founder & CEO of Mogo. “We view the cooperation agreement between WonderFi and KAOS as an important, shareholder-friendly step that will enable WonderFi to begin to fully realize the growth potential of its position as the only fully-regulated crypto exchange in the Canadian market.”

In connection with the Agreement, Mogo entered into an expanded mutual standstill with WonderFi. Additionally, all parties to the WonderFi investor rights agreements, including Mogo (collectively, the “IRA Holders”), have consented to a multi-year voting support agreement whereby the IRA Holders have agreed to modified board nomination rights, to vote with management on certain key issues, as well as to keep the WonderFi board at nine members through the 2026 annual general meeting. Mogo will maintain its one seat on WonderFi’s board.

Mogo has also agreed to sell up to 20 million of its approximately 87 million WonderFi shares over time and subject to certain terms and conditions. Mogo also granted KAOS a right of first refusal over up to 20 million WonderFi shares that Mogo may sell before the WonderFi 2026 annual general meeting, which applies to the same 20 million shares Mogo agreed to dispose of with WonderFi.

Mr. Feller commented, “Our decision to begin strategically selling a portion of our holdings is not a step back in our support; rather, it represents a substantial monetization opportunity for Mogo while enabling WonderFi to potentially add new shareholders that can support its next phase of growth. Our commitment to the potential of WonderFi’s platform is unwavering and we very much look forward to working with the new WonderFi board to create significant value for shareholders.”

Early Warning Report

In accordance with the requirements of National Instrument 62-104 - Take-Over Bids and Issuer Bids, Mogo will file an early warning report under WonderFi’s SEDAR+ profile as a result of a change in material fact contained in its most recently filed early warning report dated March 27, 2024, such change being as set out below.

The early warning report is not being filed pursuant to any acquisition or disposition of securities of WonderFi. On March 27, 2024, Mogo and KAOS entered into a voting agreement (the “Voting Agreement”) pursuant to which, among other things, they agreed to vote their WonderFi shares for certain individuals for election to the WonderFi board at the 2024 annual meeting of shareholders of WonderFi. As a result of entering into the Voting Agreement, Mogo and KAOS may have been presumed to be acting jointly or in concert under applicable securities laws.

On April 30, 2024, concurrently with KAOS and WonderFi entering into the Agreement, Mogo entered into an amendment to its investor rights agreement (the “Amendment”) dated April 2, 2023 with WonderFi setting forth certain amendments to existing rights thereunder and certain additional new rights agreed to by Mogo and WonderFi. In connection with the entering into of the Agreement, KAOS and Mogo also agreed to terminate the Voting Agreement. As a result of the termination of the Voting Agreement, Mogo and KAOS are no longer presumed to be acting jointly or in concert under applicable securities laws.

Immediately before the execution of the Amendment and termination of the Voting Agreement, Mogo had beneficial ownership of, indirectly through Mogo Financial Inc., and exercised control and direction over, 86,962,639 WonderFi shares, representing approximately 13.35% of the WonderFi shares issued and outstanding as at December 31, 2023 (as disclosed in WonderFi’s annual financial statements for the year ended December 31, 2023). Mogo’s ownership and control of WonderFi shares remained unchanged following the execution of the Amendment and termination of the Voting Agreement.

A copy of the early warning report relating to the foregoing will be available under WonderFi’s profile on SEDAR+ at www.sedarplus.com, and may also be obtained by contacting Mogo at +1 604-659-4380. Mogo’s address is 516-409 Granville St, Vancouver, BC, V6C 1T2.

About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a digital wealth and payments company headquartered in Vancouver, Canada with more than 2 million members, $9.9B in annual payments volume and a ~13% equity stake in Canada’s leading Crypto Exchange WonderFi (TSX:WNDR). Mogo offers simple digital solutions to help its members dramatically improve their path to wealth-creation and financial freedom. MOGO offers commission-free stock trading that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing – while also making a positive impact with every investment. Moka offers Canadians a real alternative to mutual funds and wealth managers that overcharge and underperform with a fully managed investing solution based on the proven outperformance of an S&P 500 strategy, and at a fraction of the cost. Through its wholly owned digital payments subsidiary, Carta Worldwide, Mogo also offers a low-cost payments platform that powers next-generation card programs for companies across Europe and Canada. The Company, which was founded in 2003, has approximately 200 employees across its offices in Vancouver, Toronto, London & Casablanca.

Investor Contact:

Craig Armitage

Investor Relations

investors@mogo.ca

Media Contact:

Kieran Lawler

LodeRock Advisors

kieran.lawler@loderockadvisors.com

416-303-0799

2